# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ESCALADE INC, CIK 0000033488
CUSIP: 296056104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 817 MAXWELL AVE, EVANSVILLE, Indiana (IN), 47711
Date of event which requires filing of this statement: 12/31/2024
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001463197
Persons authorized to receive notices and communications: H. Samuel Lind, Bricker Graydon Wyatt LLP, 312 Walnut Street, Suite 1800, Cincinnati, Ohio (OH), 45202, (513) 629-2756

## Reporting persons
- Patrick J Griffin (CIK 0001463197): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 580,455.23; shared voting power 2,246,278.63; sole dispositive power 580,455.23; shared dispositive power 2,246,278.63; aggregate amount beneficially owned 2,826,733.86 (20.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ESCALADE INC
Address of issuer's principal executive offices: 817 MAXWELL AVE, EVANSVILLE, Indiana (IN), 47711
Comment: This Schedule 13D updates and supersedes the Schedule 13G amendment filed on February 14, 2025 by the reporting person, Patrick J. Griffin. Pursuant to Rule 13d-1 (f), Mr. Griffin may no longer qualify to file on Schedule 13G. Accordingly, Mr. Griffin is filing this Schedule 13D pursuant to Rule 13d-1 (a).

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Patrick J. Griffin.
Residence or business address: Mr. Griffin's principal business address is 817 Maxwell Avenue, Evansville, IN 47711.
Present principal occupation or employment: Mr. Griffin is the President & CEO of the issuer with a business address of 817 Maxwell Avenue, Evansville, IN 47711.
Criminal convictions in the last five years: Mr. Griffin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, Mr. Griffin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: U.S.A.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Mr. Griffin previously reported his beneficial ownership of equity securities of the issuer on Schedule 13G and several amendments thereto (collectively, the "Schedule 13G Filings") pursuant to Rule 13d-1 (c). His most recent amendment was filed on February 14, 2025. Since the date of that filing, Mr. Griffin has acquired an additional 19,528 shares from the issuer in lieu of annual cash incentive bonus payments payable to the reporting person for services as an officer and an additional 11,407 shares upon vesting of previously granted Restricted Stock Units issued to Mr. Griffin pursuant to the Escalade, Incorporated 2017 Incentive Plan for services as an officer of the issuer. All such acquisitions were previously reported by Mr. Griffin in timely filings made pursuant to Rule 16a-3. Mr. Griffin's beneficial ownership has also been reported in the issuer's annual proxy statements, most recently filed on March 27, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction: Mr. Griffin has acquired his direct equity interests in the issuer through open market purchases using his own cash, as compensation for his services as an officer of the issuer, and as gifts from his family members. Except for those acquisitions described above in Item 3 which have occurred since February 14, 2025, all such ownership interests were previously disclosed in Mr. Griffin's Schedule 13G Filings. As described in Section 5 below, he also may be deemed to have beneficial ownership of shares owned 1) by his adult son, 2) as UTMA custodian for his adult daughter, 3) as trustee of a revocable trust owned by his mother, 4) as trustee of an irrevocable trust previously owned by his late father, and 5) by a family limited partnership. Mr. Griffin disclaims all such deemed beneficial ownership except to the extent of his pecuniary interest therein. Mr. Griffin is the President & CEO of the issuer and serves on its board of directors and, as a result, may take action with respect to matters related to items (a) through (j) of this Item 4 of Schedule 13D. Mr. Griffin also has previously purchased shares of the issuer's stock from time to time for investment purposes and may do so in the future. Except in connection with his role as an executive officer and director of the issuer and for potential acquisitions for investment purposes based upon market conditions and other factors, Mr. Griffin has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Mr. Griffin may be deemed to have beneficial ownership of 2,826,733.858 shares of common stock comprising 20.64% of such class based on 13,696,311 shares of common stock outstanding as of February 18, 2026 as reported in the issuer's Annual Report on Form 10-K for the year ended December 31, 2025. Of these shares, Mr. Griffin owns 580,455.229 shares directly and may be deemed to have beneficial ownership of 1,326,736 shares owned by a family limited partnership, 3,289 shares owned by his adult son, 1,289 shares held as UTMA custodian for his adult daughter, 614,964.629 shares held in an irrevocable trust (previously owned by his late father) and 300,000 shares held in a revocable trust owned by his mother. Mr. Griffin disclaims such deemed beneficial ownership except to the extent of his pecuniary interest therein.
Number of shares as to which each person has sole or shared power to vote or dispose: Incorporated by reference to Items 7-10 of the Cover Page hereof as well as the response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Mr. Griffin has acquired shares of common stock in the last 60 days from the issuer. On February 27, 2026, Mr. Griffin acquired 11,263 shares from the issuer in lieu of an annual cash incentive bonus payment payable to him for services as an officer at a price of $14.40 per share. Mr. Griffin also acquired an additional 5,790 shares upon vesting of previously granted Restricted Stock Units issued to him pursuant to the Escalade, Incorporated 2017 Incentive Plan for his services as an officer of the issuer, which vestings occurred on March 3, 2026, March 11, 2026 and April 3, 2026. These acquisitions have previously been reported by Mr. Griffin in his Rule 16a-3 filings and in the issuer's most recent proxy statement.
Other persons with the right to receive dividends or sale proceeds: As noted above, Mr. Griffin may be deemed to have beneficial ownership of 1,326,736 shares owned by a family limited partnership, 3,289 shares owned by his adult son, 1,289 shares held as UTMA custodian for his adult daughter, 614,964.629 shares held in an irrevocable trust (previously owned by his late father) and 300,000 shares held in a revocable trust owned by his mother. Mr. Griffin disclaims such deemed beneficial ownership except to the extent of his pecuniary interest therein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As noted above, Mr. Griffin may be deemed to have beneficial ownership of 1,326,736 shares owned by a family limited partnership, 3,289 shares owned by his adult son, 1,289 shares held as UTMA custodian for his adult daughter, 614,964.629 shares held in an irrevocable trust (previously owned by his late father) and 300,000 shares held in a revocable trust owned by his mother. Mr. Griffin disclaims such deemed beneficial ownership except to the extent of his pecuniary interest therein.

## Signatures
- Patrick J Griffin: /s/ PATRICK J. GRIFFIN, Patrick J. Griffin (04/15/2026)